

December 5, 2012

Via E-mail
Michael Fleischer
Executive Vice President—General Counsel
Gold Fields Limited
150 Helen Road
Sandown, Sandton, 2196
South Africa

> **Re: GFI Mining South Africa (Proprietary) Limited**
> **Draft Registration Statement on Form 20-FR**
> **Submitted November 8, 2012**
> **File No. 377-00029**
> **CIK No. 0001561694**

Dear Mr. Fleischer:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Part I

Item 1. Identity of Directors, Senior Management and Advisors, page 1

1. Please provide the address of the auditors, as required by Item 1.C of Form 20-F.

Risk Factors, page 15

2. Please delete the language in the penultimate sentence in the first paragraph in which you state that there may be other unknown or immaterial risks. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference

them.

Item 4: Information on the Company, page 35

3. Please revise the disclosure to clarify the reasons for the spinoff. We note the discussion beginning on page 132. Also, clarify whether a primary reason for the spin-off relates to the work stoppages associated with these properties.

4. Please provide the disclosure required by Items 4.A.5 and 4.A.6 of Form 20-F.

5. Please revise your disclosure to address the company's competitive position in its industry.

Reserve Statement, page 41

6. We note your proven reserve tonnage for your Beatrix underground operation is greater than your reported measured resource tonnage, as found on your website. Please provide supplementally, a brief explanation for this anomaly as it relates to dilution, call factors and/or pay limits.

Total Operations, page 48

7. Please insert a small-scale map showing the location and access to each material property, as required by Instruction 1(a) to Item 4.D of Form 20-F. We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings to comply with the following features:

-   A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

-   A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

-   A north arrow.

-   An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

-   A title of the map or drawing, and the date on which it was drawn.

-   In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Mining, page 53

8. We note you provided fiscal year 2011 mine site fatality and lost time injury frequency rates in your filing and compared these rates to your mine site performance in fiscal year 2010. Please inform us whether there are South African national average fatality and/or lost time injury frequency rates for underground and/or surface miners to which your operations performance may be compared. Have you considered a longer term comparison, such as 5 years presented on a graph or in a table, showing your two mining divisions compared to each other and this South African national average?

Item 5: Operating and Financial Review and Prospects, page 76

Overview, page 76

General, page 76

9. Please discuss in greater detail the reasons for the decreased production. For instance, discuss in greater detail the wage-related industrial action, the safety related stoppages and the grade declines. In addition, discuss whether you expect such factors to continue to affect production.

10. We note the statement on page 77 that "GFIMSA intends to repay the loan owed to GFLMS from the proceeds raised by GFMSA from the issuance of shares as part of the Spin-off." Please explain how the spin-off will raise proceeds.

Revenues, page 78

11. In this section you disclose all of GFIMSA's revenues are derived from the sale of gold; however, on page 44 you describe silver as a by-product of your gold mining operations. Please clarify your disclosure related to this matter.

Results of Operations, page 92

Six-Month Periods Ended June 2012 and June 2011, page 92

Income and Mining Tax Expense, page 97

12. You disclose that the effective tax rate on your mining income was 43%; however you do not say what the effective tax rate is as the result of the change in the gold mining taxation formula. Please revise to provide an explanation under this heading that sets

forth clearly the change in the effective tax rate for mining income and how the change in all effective tax rates affected the change in the amount of tax expense/benefit in 2012. For example, address how the change in rates resulted in a $19.3 million reduction in taxes and a $143.8 million deferred tax release. Disclose also the effective date of the change in tax formula.

Fiscal Years Ended December 2011 and June 2010, page 98

Employee Termination Costs, page 101

13. You state that employee termination costs were incurred in 2010 and 2011 relating to a restructuring as part of the BPR program. Please revise to describe the BPR program as it relates to GFI, the planned activities under the program, the total amount of liability incurred and the date(s) it was accrued, the components of the liability and provide an analysis of the activity within the liability account along with the balances recognized at each balance sheet date. This information should be provided for all periods in which the financial statements include activity related to the BPR program. Please also provide a financial statement footnote that provides the disclosures contemplated by FASB ASC 420-10-50-1. If you do not believe this is required disclosure, please explain your reasoning.

Six-Month Transition Period Ended December 2010, page 104

14. In order to enhance investor understanding of your historical results, please revise your comparative discussion to include an analysis of the transition period for the six months ended December 31, 2010 as compared to the six month period ended December 31, 2009. Please also consider providing results of operations data for the 2009 comparative transition period in columnar form here and in Selected Financial Data as well.

Trend and Outlook, page 116

15. Please revise the disclosure to include a discussion of any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. See Item 5.D. of Form 20-F

Item 6. Directors, Senior Management and Employees, page 117

16. Please clarify why Mr. Mutloane is the only director for whom compensation is disclosed.

17. Please disclose the amounts set aside or accrued by the company or its subsidiaries to

provide pension, retirement or similar benefits. See Item 6.B.2 of Form 20-F.

Item 7: Major Shareholders and Related Party Transactions, page 130

18. Please disclose the portion of each class of securities held in the host country and the number of record holders in the host country assuming the spin-off has occurred.

Related Party Transactions, page 130

19. Please discuss all material related party transactions with Gold Fields Limited or other related parties, as required by Item 7.B of Form 20-F. We note the discussion of related party transactions in Note 23 of the financial statements. This would also include a discussion of the guarantees, as required by Item 7.B.2 of Form 20-F.

Part III

Financial Statements

Unaudited Pro Forma Consolidated Financial Information, page 171

Unaudited Pro Forma Consolidated Statement of Operations for the Six-Month Period Ended June 2012, page 172

Unaudited Pro Forma Consolidated Statement of Operations for the Fiscal Year Ended December 2011, page 174

20. The parenthetical Note 1 is not referenced within the body of the statement of operations. Please revise to indicate clearly which line item(s) are associated with this explanation or tell us why you believe no revision is required.

Unaudited Pro Forma Consolidated Balance Sheet as at June 30, 2012, page 176

21. We note the pro forma adjustments to the balance sheet as of June 30, 2012 that are labeled adjustment number 1 appear to be related to adjustment number 2. Please revise or advise why no revision is required.

Report of Independent Registered Public Accounting Firm, page F-1

22. Please tell us why your independent accountant has referenced the "auditing standards" as it relates to the Public Company Accounting Oversight Board ("PCAOB") standards in the audit report. Please note your auditor is required to comply with all of the standards of the PCAOB.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. General, page F-7

23. Please revise this note to disclose that the financial statements of GFI include all costs of
doing business including those costs incurred by Gold Fields Limited on its behalf. If
those costs cannot be specifically identified, please disclose the method of allocation used
to include the costs in the financial statements and state whether management considers
the method of allocation to be reasonable. Refer to the guidance of SAB Topics 1.B.1
and 1.B.2.

Note 2. Significant Accounting Policies, page F-7

(i) Mining Assets, page, F-9

24. We note in this section you utilize the term "accessible" proven and probable reserves
and in section (iv) you utilize the term "above infrastructure" proven and probable
reserves. Please include a definition of each of these terms in this section.

Note 8. Property, Plant and Equipment, page F-21

25. Please revise your disclosure to clarify the nature of the "depreciation of property, plant
and equipment" as presented in the final line of this note.

Note 24. Geographical and Segment Information, page F-42

26. We note you disclose segment information in accordance with IFRS and reconcile the
aggregate data to US GAAP and we also note your statement that the chief operating
decision maker reviews the reconciled consolidated information. Please explain to us
how the segment information is analyzed if the CODM only reviews this data on a
consolidated basis. If the CODM does not review the IFRS-based information by
segment, please explain why it has been presented in the note. We may have further
comments upon review of your response.

Financial Statement Schedules

Schedule of Valuation and Qualifying Accounts, page S-1

27. Please revise to identify the specific account(s) whose activity is analyzed in this
schedule.

General

      If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

      Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

      You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727, or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871, if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718, if you have questions regarding the mining engineering comments. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or Pamela Howell, Special Counsel, at (202) 551-3357, with any other questions.

                    Sincerely,

                    /s/ Pamela Howell
                    for

                    John Reynolds
                    Assistant Director

cc: Thomas B. Shropshire, Jr.